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16003257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Processing Section
FEB 26 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68278

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brevan Howard US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Ave., 9th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reymundo Calcano 212-602-7827
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I Reymundo Calcano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brevan Howard US LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

ANJA A JACKSON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01JA6323005
Qualified in New York County
My Commission Expires April 13, 2019

2/25/2016

Notary Public

Signature

Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2015

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Brevan Howard US LLC:

We have audited the accompanying statement of financial condition of Brevan Howard US LLC (the Company) as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brevan Howard US LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 24, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors
Brevan Howard US LLC:

We have audited the accompanying statement of financial condition of Brevan Howard US LLC (the Company) as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brevan Howard US LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

(signed) KPMG LLP

New York, New York
February 24, 2016

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2015

Assets

Assets:		
Cash and cash equivalents	$	6,674,406
Accounts receivable		737,753
Security deposit		114,304
Fixed assets (net of accumulated depreciation)		72,771
Prepaid expenses		96,470
Total Assets	$	7,695,704

Liabilities and Member's Capital

Liabilities:		
Accrued compensation and benefits	$	3,356,518
Deferred compensation payable		383,210
Accounts payable and other accrued expenses		371,486
Total Liabilities		4,111,214
Commitments (note 4)		
Member's capital:		3,584,490
Total	$	7,695,704

See accompanying notes to financial statement.

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Notes to the Financial Statement

December 31, 2015

(1) Organization and General

Brevan Howard US LLC (BHUSLLC or the Company), was formed as a limited liability company under the laws of the State of Delaware on June 2, 2008. BHUSLLC is a wholly owned subsidiary of Brevan Howard BD Holdings Limited (BHBDHL), a company incorporated with limited liability under the laws of the Cayman Islands. BHUSLLC is an indirect, wholly owned subsidiary of Brevan Howard Capital Management LP (BHCM), a limited partnership established under the laws of Jersey, Channel Islands. Effective January 1, 2015 BHBDHL became a wholly owned subsidiary of Brevan Howard US Investment Management LP (BHUSIM). The Company conducts business as a limited purpose broker-dealer by acting as a private placement agent in connection with the offering and sales of interests in offshore and domestic collective, or pooled, investment funds. The Company is registered under the Securities Exchange Act of 1934 and applicable state law, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

(2) Summary of Significant Accounting Policies

This financial statement has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

(a) Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Income Taxes

The Company is a Limited Liability Company and has elected to be treated as a disregarded entity for federal and state income tax purposes effective January 1, 2015. Prior to January 1, 2015, the Company was subject to federal, state and local taxes.

As a disregarded entity, the Company is included in the consolidated tax return of its parent, BHUSIM, a partnership. It does not make a provision for federal or state income taxes because it is the individual responsibility of BHUSIM's partners to separately report their proportionate share of BHUSIM's taxable income or loss. BHUSIM makes a provision for New York City Unincorporated Business Tax ("UBT"). Income taxes are allocated to the Company using the pro-rata method. The amount of income tax expense or benefit allocated to the Company by the Parent represents UBT attributable to the operating results of the Company.

The Company follows an assets and liability approach for financial accounting and reporting for UBT. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the difference are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Uncertainty in income tax positions is accounted for by recognizing in the financial statement the benefit of a tax position when it is more likely than not that tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. In 2015, no tax benefit or liabilities were recognized for uncertainties related to current year income tax positions. To date, there have been no interest or penalties charged or accrued in relation to unrecognized tax benefits.

The Company's federal, state and city income tax returns for the years 2012 – 2014, and BHUSIM's UBT tax return for 2015 are subject to examination by tax authorities.

(c) Cash and Cash Equivalents

The Company defines cash and cash equivalents as short-term, highly liquid securities and interest earning deposits with original maturities of three months or less, at the time of purchase.

(d) Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts with one bank whose balances often exceed federally insured limits.

(e) Fixed Assets

Fixed assets are included on the balance sheet at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the lease life or the estimated useful life. Maintenance and repairs are charged to expense.

(f) Incentive Compensation Plans

The fair value of the amounts payable to employees is recorded as deferred compensation payable on the Statement of Financial Condition.

(g) Employee Costs

Discretionary bonuses to staff for services in 2015 are recognized as accrued compensation and benefits on the Statement of Financial Condition.

(3) Cash and Cash Equivalents

At December 31, 2015, the Company's cash is comprised of bank deposits in the amount of $6,674,406 of which $250,000 is federally insured.

(4) Commitments

Lease Commitments

590 Madison Avenue (9th Floor – Suite C), New York, New York

On July 1, 2013, the Company entered into a noncancelable agreement to lease office space at 590 Madison Ave (9th Floor – Suite C), New York, New York through an assignment and assumption of lease

agreement also dated July 1, 2013. The assignment commenced July 1, 2013 and expires January 31, 2019. During 2014 the Company entered into a sublease agreement to lease 590 Madison Ave (9th Floor – Suite C) to a sub-tenant. The sublease agreement commenced on June 1, 2014 and expires on January 30, 2016. As of February 1, 2016, the sub lease is being extended month to month.

The security deposit requirement of $111,840 for the lease of the 590 Madison Avenue (9th Floor – Suite C), New York, New York office space was satisfied by way of a letter of credit facility of $111,840 from JP Morgan Chase, N.A., with BHUSLLC as the applicant and 590 Madison Avenue, LLC as the beneficiary.

590 Madison Avenue (9th Floor – Suite B), New York, New York

During 2014, the Company entered into an agreement to lease office space at 590 Madison Ave (9th Floor – Suite B), New York, New York. The lease commenced June 1, 2014 and expires January 31, 2019.

The future minimum payments under the leases for Suite B and Suite C are as follows:

		590 Madison Ave New York, New York
2016	$	539,367
2017		534,747
2018		534,747
2019		44,562
	$	1,653,423

The future minimum sublease payments to be received under the lease for Suite C are as follows:

		590 Madison Ave New York, New York
2016	$	18,640

(5) Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made

against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

(6) Related-Party Transactions

Payables

The Company had payables to BHUSIM of $199,261 as of December 31, 2015 recorded as accounts payable and other accrued expenses on the Statement of Financial Condition.

Receivable

The Company had a receivable from Brevan Howard Asset Management LLP of $419,650 and from BHCM of $318,103 as of December 31, 2015 recorded as accounts receivable on the Statement of Financial Condition.

(7) Fixed Assets

The following schedule details the cost, accumulated depreciation, and net book value of all fixed assets for the year ended December 31, 2014:

		Furniture and fixtures	Information technology	Total
Cost	$	117,750	1,349,595	1,467,345
Accumulated depreciation		104,295	1,290,279	1,394,574
Fixed assets, net	$	13,455	59,316	72,771

(8) Income Taxes

On January 1, 2015, the Company made an election to be treated as a disregarded entity for U.S. federal and state tax purposes. As a result of this election, the Company will not be able to utilize its net deferred tax asset in the amount of $802,574, recorded on the Company's books prior to the date the Company became a disregarded entity for U.S. federal and state tax purposes. Such deferred tax assets were written off during 2015.

(9) Staff Retention and Incentivization Plans

Fund Growth Plan

The Company operates the Fund Growth and Conditional Award Plans (the Plans) for the retention and incentivization of its employees. The Fund Growth Plan allows employees to benefit from the growth in value of a nominal amount of Brevan Howard Fund Limited (BHFL) shares. The awards vest over a three year period.

The Company may, at its sole discretion, elect not to pay all or any portion of any Award related to the Plans if as a result of making such payment, the Company reasonably believes that it would have net capital, as determined in accordance with SEC Rule 15c3-1, of less than 110% of (a) the maximum amount of net capital, as so determined, at which the Company would be required to submit a so-called "early

warning" notification under SEC Rule 17a-11 or (b) any more stringent required minimum capital obligations imposed by law, statute and regulation or under the rules or requirements of any regulatory authority, whichever is greater.

The fair value of the Fund Growth Plan awards as calculated by reference to the growth of the Net Asset Value of the notional BHFL shares over the three year vesting period was $283,210 as of December 31, 2015.

Awards valued at $283,210 vested at December 31, 2015 and were paid in February 2016.

Deferred Compensation

The Company awards bonuses to employees for services rendered. For some employees, a portion of these awards is subject to deferral for a period of three years. As of December 31, 2015, the liability associated with the deferred compensation payable was $100,000. The deferred bonus plan will be paid in cash.

(10) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). As of November 1, 2011, FINRA approved the Company maintain a minimum net capital requirement of $250,000 pursuant to the Alternative Standard under SEA Rule 15c3-1(a)(1)(ii)(the Net Capital Rule). As of December 31, 2015, the Company had net capital of $2,313,192. The Company was in compliance with the requirements of the Net Capital Rule at all times during the year.

(11) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 24, 2016, the date the financial statement was available to be issued.

On February 12, 2016 the Company made a capital distribution of $1,077,763 to BHBDHL.